Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q3 FY 10 RESULTS
JANUARY 12, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

Swaminathan D.
Infosys BPO – CEO Designate

Subhash Dhar
Infosys Technologies – Head – Commnication,Media and Entertainment and Member – Executive Council

Binod H.R
Infosys Technologies –Senior Vice President and Head- India Business

MEDIA PARTICIPANTS

Balaji
Rediff

Akansha
Cybermedia

Sumeet
Reuters

Pankaj
Economic Times

Niloufer
Forbes India

Kris Gopalakrishnan

Good afternoon everyone and welcome to the press briefing after the third quarter results. Welcome to Mysore. Thank you all very much for coming to this wonderful campus. I hope you have a good time here. This is one of the largest campuses Infosys has anywhere in the world. It is a unique campus. It is a software development facility with about 5,000 employees. It can train on any given day about 13,000 people. It is probably one of the largest corporate universities and we hope you enjoy your time here.

This quarter has been an excellent quarter, all-round very good performance. We added 32 new clients. Our top ten clients grew by 12.2%, almost double the growth rate of the company. We have added 8,000 odd employees this quarter. Our utilization has gone up to 76% from 73%. All-around excellent performance. The result of that is that our revenue grew sequentially by 6.7% in dollar terms. The volumes grew by 6.1%. We have been able to maintain the pricing overall. The revenue per employee went up by about 1.1% this quarter. So all around excellent performance.

Let me quickly take you through some of the key numbers. In rupees the income was Rs. 5,741 crores for the quarter. This is a quarter-on-quarter growth of 2.8%, year-on-year there is a decline of 0.8%. The net profit after tax is Rs. 1,582 crores for the quarter. There is a quarter-on-quarter growth of 2.7%, Earnings per Share is Rs. 27.75. From the corresponding quarter in the previous year when it was about Rs 28.66, so there is a decline but quarter-on-quarter there is a growth of 3.3%. 32 new clients were added as I said. We added 8,700 employees, total number of employee’s stands at almost 110,000. If we look at the profit and loss statement the income is Rs. 5,741 crores, gross profit of Rs. 2,732 crores which is a growth rate of about 4.2%. Operating profit before depreciation is Rs. 2,038 crores. Net profit after tax is Rs. 1582 crores. We are paying almost double the tax. Last year the tax was Rs. 241 crores whereas this quarter the growth is Rs. 455 crores.

Bottom line - we had a very good quarter, all-round good performance. We have benefited from the investments we made in building client relationships, in building solutions, in investing in our employees, because when the growth opportunity came, we were able to take advantage of the growth because we had the trained employees. We have managed our expenses very well and we have been able to sustain our margins. Let me hand it over to Mr. Shibulal to give you more details about the operations.

S. D. Shibulal

Good afternoon everyone. As Kris said, it has been an excellent quarter. We have seen all around improvement in revenue, in margin, in utilization. North America and the financial services have led the charge this quarter. As you can see, the North American revenue has gone up in percentage terms to 66.6% compared with last quarter. Europe has marginally come down. I do not think there is any secular trend here. As usual, Europe is lagging behind in the recovery phase. We are continuing to invest in Europe, especially in the Continental Europe. We are quite strong in UK, but traditionally we are not as strong as UK in the continental Europe. So we are continuing to invest in Continental Europe. Utilization has gone up. It is a clear reflection of the growth and the demand. It has touched 76%. We are quite comfortable with the utilization between 76 to 80% excluding trainees that means we still have some more leeway in the utilization. We recruited 8,700 people this quarter and net addition of 4,700 people. In Q4 we will be recruiting 6,000 people, fixed price marginally up. It is a reflection of traction of the new models of engagement. The new models of engagement which includes various kinds of pricing models and platform and intellectual-property based revenues showing good traction in the market. Onsite is marginally up.

We added 32 new clients this quarter. Our active clients is 568, number of million-dollar clients went up from 330 to 336, number of five-million dollar clients went up to 152 from 150. The top client gives us today 4.7% in revenue and the top 10, 27.5%. Growth has been all around this quarter. While we grew the volume 6.1%, the top 10 clients grew 12.2%, almost double the company average and the remaining clients grew 4.7%.

Many awards and recognitions, these are some of them, Oracle named as winner of North America Oracle Titan Award. We got the MAKE award for the sixth time.

As I said, the new models of engagement and the Global Delivery Model are playing significantly to our advantage. This quarter we announced a new product, new platform called Flypp. This is meant for the small and medium telecom providers and it is an app store which will enable their consumers to download and use the applications. iTransform is a product suite which is meant for HIPPA 5010 compliance and ICD 10 standard compliance. This is a product; this intellectual property belongs to us and we are seeing good traction in the market. We also have the platform, the HRO platform and P2P platform in the market which is seeing good traction. Shopping Trip 360 is in pilot mode in multiple clients.

Finacle continued to win deals. We have launched Finacle advisor which allows consumer to use advisory service in remote manner. There are twelve wins for Finacle in this quarter. We continue to apply for patents and aggregate we have 219 patent applications pending with the US Patent Office and last quarter, that is in Q3 we applied for 18 new patents.

We incorporated our Brazilian subsidiary last quarter. We have opened a new office in New Zealand in Wellington. We added 8,700 plus people this quarter gross and the net addition is 4,700. For the total year, we are at 24,000 now compared with the number we gave you last quarter, which was 20,000. In Q4, we are planning to add gross 6,000 people. Out of that, approximately 2,000 people will be laterals. We are already in the campus, recruiting for next year. We plann to give 15,000 offers in the campus for joining between July and December of 2010. Out of that, we have already given 9,000 offers. We continue to recruit abroad in US and other parts of the world. Our recruitment for the CSG folks, the client-facing folks are on track.

We have 24.8 mn square feet of space, which can accommodate 107,000 employees and approximately 2.2 mn square feet of space is under construction. Now, I request Kris to give the outlook.

Kris Gopalakrishnan

Thank you Shibu. When you look at Q4, traditionally Q4 has been a soft quarter for us because budgets are decided somewhere in the middle of the quarter. This year we expect the budgets to be finalized by first week of February and when we give guidance, we take the data that is available with us and because of that our guidance is cautious at this point. The income is expected to be in the range of Rs. 5,675 crores to Rs. 5,721 crores, year-on-year growth of 0.7%-1.5%. Earnings per share is expected to be in the range of Rs. 25.62 - 25.83. For the fiscal year, we are looking at a year-on-year growth of 3.6% - 3.8%, Rs. 22,473 crores to Rs. 22,519 crores. Earnings per Share is expected to be in the range of Rs. 106.85 - Rs. 107.06, year-on-year growth of 2.2 - 2.5%. We have used a conversion rate of 45.75 rupees per dollar for Q4.

In summary, our focus continues to be building on our strenghts which are the relationships we have with our clients, the solutions, intellectual property we create so that we can meet the expectations of our clients, meet the requirements of our clients. We will continue to invest in our employees because we believe that it is strategic for us. We will continue to run the company as efficiently as possible. We will continue to invest in the market in expansion of geographies and expansion of industry services etc. In this quarter, we had 4 transformational deals. We will continue to focus on working with our clients on large transformational deals, large strategic globalsourcing bids. New engagement models are strengthening. We will continue to focus on that. The US economy and financial services, both of these are leading the recovery and that has helped us in this quarter. We expect that to continue but Europe will also start recovering in probably the near future. Outsourcing is expected to benefit even though budgets are expected to be flat in 2010. We will continue to work with our partners, industry bodies etc. Our solution includes working with partners. We have adequate capacity to meet the needs of the market. This quarter has demonstrated that the bench is strategic and when the growth opportunity comes, we will be able to take advantage of the growth opportunity. Thank you and now we are open for questions.

Balaji

Kris we will start with the larger and then I will go into the financial specifics later after others ask. From the way you have commented, so you are sure sir the worst is over and then the recovery is there and then the other point is you said that the budgets will be flat. Would it mean that so far as discretionary spending is there, would you see that because non-discretionary is always there. In a flat budget, what happens there? Because the top 10 clients, your revenue have gone up by 12.2% or something as Shibulal has said.

Kris Gopalakrishnan

So clearly, the worst seems to be behind us. Last quarter also we grew, this quarter the growth has been very good. When we discussed with our clients, clearly they are lot more confident about their own business. They are confident about how they have been able to manage this downturn and that confidence is being reflected in decision making. We are seeing that clients are willing to now commit to large projects. In this quarter, we won a deal which is more than $200 mn. So large deals are back in play. We are seeing the benefit of the recovery and the worst seems to be behind us. Then the second question is about the clients themselves now. Yes, the budgets are going to be flat. That is the expectation right now but again the indications are that since the focus will be on cost, offshore will increase. That is the indication we are getting from our clients. Offshore services would benefit from this. NASSCOM also is projecting that IT services companies in India should see a better 2010 than 2009. So all indicators are that we will see the benefit from the recovery. We are seeing discretionary spent also increasing. We are seeing transformational deals on play. We won 4 transformational deals this quarter. So discretionary spent will also start increasing as the recovery takes on.

Akansha

This is Akansha. I had a question for Mr. Kris, the revenues from India has been kind of flat, 1.2% in September also and it was said that a lot of investments like Indian IT companies will see the domestic market. Have you been investing in domestic market and do you see the revenue from India growing up?

Kris Gopalakrishnan

Yes, we expect the revenue from India to go up over a period. Quarter up on quarter, you should not look at it. In India we are also looking at new engagement models. The revenue profile for India is actually very different from revenue profile outside India. It is a ‘pay as you go’ kind of model. Most of these large deals we are executing in India have a different revenue profile. But we are very positive about India. We have won significant deals in India. Binod heads our India business unit

Binod H.R

The quarter ending December 31, 2009, we got two contracts, one from Karnataka APDRP, APDRP contract from development of Karnataka which is about Rs. 400 crores and one more from Orissa which is the OPTCL contract, though small but very strategic leading to an implementation of Smart Grids over the period of time. These two are very strategic deals and we are also going after other deals in the market place but the revenues are not going to show immediately. It is going to show over a period of time. Orissa is a Rs. 10 crores deal from OPTCL. It is an Oracle implementation deal for a transmission company. APDRP is actually Rs. 398.05 crores.

Sumit

Hi, this Sumit from Reuters News. Kris just a broader question for you. The global economy, macro economy seems to be much better now than what it was last year and the business sentiment is also improving. And many of your financial services clients are also kind of talking about returning the TARP money and all that. But I just wanted to understand from you, do you see any potential risk that can disturb this kind of momentum that we are seeing in the market, possibly stimulus getting withdrawn from the system or when we are talking about the recovery we see a Dubai debt crisis happening and internally, also we have the rupee threat that you are facing now. If you go just sum up for me, what are the potential risk that you are seeing in the market that can possibly act as a deterrent for you.

Kris Gopalakrishnan

In the short-term, currency fluctuation is going to be challenging for any company because especially an export company if the rupee is appreciating. That is one challenge we see. The second challenge is nobody predicted that the recovery is going to be so fast. Of course, nobody predicted that the down turn is going to be so bad, but nobody also predicted the recovery is going to be so fast. So there is a concern but it is becoming smaller and smaller or lesser and lesser in terms of whether the recovery has really taken hold or not. US economy grew 2.2% last quarter which is again a good sign. India and China have again seen 8% - 10% growth. That is also going to help the global economy recover. The confidence is coming back, but you have to be cautious still. Other concerns - one is on unemployment being very high in the US and will that cause any challenge with the immigration, work permits etc, not just in the US may be even other parts of the globe. Second is on having the right services, right solutions for our clients. The deals are becoming more complex. The expectations from clients are going up. Technology continues to evolve and change. So we need to continue to invest in the right services, the right solutions, invest in education and training of your employees. All these are very-very important. If you make a wrong choice in any one of those again, you can be left behind. In this quarter all these actually helped us. The focus on the BFSI turned to be a positive this quarter. There is lot more confidence about the recovery and I do not think there are many people who think now it will slide back, but yes there are some people with concerns. I read a report today which said that there is 40% chance that it will slide back. There are people who are contrarians still.

Pankaj

Hi, this is Pankaj from the Economic Times. Just wanted to understand a bit more about the financial services-led recovery that we are talking about. Sometime back we were debating about those integrations, projects, there were merger and integration and there were relevant opportunities for you to pursue. Can you help us understand how much of the new business which is coming from BFSI you are attributing to your recovery? How much of it is annuity longer-term business as compared to short-term or medium-term integration projects and also secondly you did talk about TARP and other issues and going forwards some of those top issues may kind of impact regulatory and other environment, so some thoughts there too.

Ashok Vemuri

I would actually say that yes we have had a good run on the M&A kind of transactions which we had talked about last time as well and they do continue to bear fruits for us but our growth in BFSI is spread across. Not only just the M&A deals that we are doing. We have been true to the strategy that we have been pursuing. We have been closer to our clients. Our service footprint has expanded. We have opened a large number of new clients. For example in this quarter itself of the 32 new clients, 14 are from the BFSI sector and this is spread across all the geographies. From a technology dispersion perspective, from client prospective, from geography prospective, across various services we continue to invest and continue to get the returns. Now with regards to regulatory aspect, yes that is definitely going to be something that we will continue to see banks make investment in. We do expect that the conversations are happening between the big banks especially in the G-20 countries on changes on capital adequacy requirement, will trigger fundamental changes in the banking sector and I think that will trigger off significant number of regulatory and compliance related programs. We continue to see risk-related activities where we are seeing significant amount of transactions and programs on that. As we continue to expand the footprint of our product, Finacle, across new geographies, especially in the developed markets, we are getting to see programs which are combination of product and services and I think that will also be a very healthy trend, going forward.

Analyst

Mr. Pai we discussed this very briefly earlier. Can you talk to us about what are your plans are going to be for West Bengal especially since we have seen a lot of your peers now talk about expanding there. What are you plans going to be?

Mohands Pai

We have received a letter from them but right now we are at standstill. We need to discuss. Right now we have not moved from our earlier position of being at a standstill as regards the offer from the government

Analyst

Mr. Gopalakrishnan, your number of active clients have dropped compared to the last quarter, compared to the second quarter, it has dropped to 32 from 35. Also your repeat business has slightly dropped. Is it not an area of concern for you? How are you planning to address this in the next quarter?

S.D.Shibulal

That is something to do with the way we define an active client. We have a minimum revenue which we look for in the last 12 months to consider client as an active client. So it is possible that some clients will drop off from that limit and come back in later on but it is also important to know that this is quarter we have added 32 new clients, 5 of them in the Fortune 500 and we have increased in many of the matrices like the number of million dollar clients have gone up from 330 to 336, number of $ 90 million clients have gone up. In multiple levels the clients have gone up in numbers and in revenue.

Kris Gopalakrishnan

Our repeat business is computed on an annual basis, so second quarter, third quarter will actually decline and then we will pick up again. So 97% is a good number. It is a very good number for a third-quarter.

Analyst

That is missing in the list.

Kris Gopalakrishnan

Our largest client is 4.7% of our revenues. In that sense our portfolio is much broader. Top 10 clients grew 12.2%. Really we have a broad-based client list today than one year back, it is much more broader. We are deriving revenue from more of clients.

Analyst

In the previous quarter you had announced a wholly-owned subsidiary in the US, this quarter you incorporated one in Brazil, any other markets that you could talk to us about and also if you could share with us what is the kind of plan and outlook that you have may be how many people are you looking at adding, how many offices under these subsidiaries that you are looking at?

Kris Gopalakrishnan

We have always talked about investing in new markets like South and Latin America. Our first foray in to that part of the world was Mexico. We have 2 offices in Mexico now. We continue to recruit people in Mexico. Brazil is the second location in South and Latin America. We have I think about 50 odd employees in Brazil. We will continue to invest in China. It is a market as well as a delivery center for us and we are very positive about China. The Middle East is a market for us, we will open offices. We will expand in Middle East. We will continue to invest in Japan and Australia. We will continue to invest in Europe. Even though Europe has declined, that is an indication of slower recovery of that region from this downturn rather than anything else. We are very positive about Europe in the medium to long-term.

Balaji

There are two observations. One is about quarter 3 and then about the year. In quarter 3 you have projected a decline of 5.8, but you have managed to do 0.8 which means you got Rs. 156 crores more from what we projected at the beginning of the quarter. So I would like to know from where this has come, because your other income has zoomed by 480% and regarding this guidance also for the year going up by Rs 500 crores, is this based on other income or is it because you see that offshore outsourcing is increasing?

V. Balakrishnan

The margins went up by 1.1% this quarter. We had an impact because of the Rupee of 1.8% on margins because it appreciated by 3.7%. The pricing increased by 1.1% on reported basis, that impacted the margins. Utilization went up by 1% that had a positive impact of 0.60% on the margin and all the other cost-cutting initiatives that we had contributed around 1.6%. So net-net, the margin went up by 1.1%, for the next quarter we are projecting some decline in the margins, one because if the Rupee. We have assumed 45.75 for next quarter, the average for Q3 was 46.62. That will have an impact of 1% margin on next quarter that is Q4. And we are also adding more people. Earlier we guided for 20,000 gross additions for the year, now we are talking about 24,000. The incremental cost will have an impact on margin by another 50-60 basis points. So next quarter we are projecting a decline but for the whole year the margins could be similar to what we have seen last year or slightly higher by 40-50 basis points.

Balaji

Business point of view, Kris?

Kris Gopalakrishnan

Volume growth is 6.1% this quarter. So clearly the business volumes are going up. For the next quarter because we do not have sufficient data on the budgets at this point, we have decided to be cautious. Basically we have just given the guidance based on the data we have and that has given us a number of almost 1% sequential growth. That is what we have projected for next quarter. Bala already talked about the impact on margin from the increased hiring as well as rupee and that is also factored in to our guidance.

Balaji

V. Balakrishnan

Other income could be stable for next quarter. It is basically the yield we get on our surplus investments. As you know the yield is coming down because there is a lot of liquidity in the system. The net yield we get is around 5-5.5%. Probably the other income will remain flat for next quarter or it will be slightly down depending on the yield.

Balaji

Even for the three-nine months it has gone up by 480% and 230% respectively.

V. Balakrishnan

Mainly because the surplus went up. Today we have $3.1 bn of cash. When you have more cash, you invest more, your yield is more, so the other income is more.

Balaji

So the surplus went from deposits or fixed deposits or is it from what you have sold in the market which is recovered from liquid mutual funds?

V. Balakrishnan

All our investments are in either liquid mutual funds or in fixed deposits. We have close to Rs 5,500 crores in mutual funds, but the yield on both are almost same now. The investable surplus that has gone up to $3.1 bn and that is reflecting in other incomes.

Analyst

Kris Gopalakrishnan

Strategically we are investing into Europe, into non-US geographies like India, China, Middle East etc., but it will take some time. Quarter upon quarter, other factors will determine where the revenue is going to go and you have to respond to the demand and we are seeing increased demand from North America and that is what is reflected today but if you look at a 3 to 5 year period the revenues will swing. I am confident in saying that because that is where we are proactively investing. If you go back 10 years, Europe was about 8-9% of revenues, Europe went to 28% of revenues, now come down to 21% because of the downturn and the currency fluctuations but proactively Europe has grown. Similarly over the next few years, other parts of the world would grow and contribute more to revenues. On your second question about Newer Engagement Nodels and non-linear models, proactively we are investing in solutions, we are investing in platform-based services, cloud services, software-as-a-service and we are getting revenues from these. The revenue profile is very different because when you complete development of an application, you get paid immediately whereas here you get paid on usage of their application, capex has changed to an opex and so the revenue profile is very different and so you will have to use a different model to look at the impact of that. On a 3 to 5 year horizon you will see that the impact of those initiatives will be significant. What that percentage will be, right now I cannot tell you but definitely it will be more.

Analyst

Sir, if we can just go back to the previous question when you announced your subsidiary in the US, you said you will focus specifically on government contracts. What is the plan for your subsidiary in Mexico and that model, are you looking at replicating in other parts?

Kris Gopalakrishnan

In North America for public sector and government services, we are looking to recruit a CEO. The initial person did not really work out. So we are looking for a new CEO for that. Mexico is actually very different focus. It is a proximity centere to North America or near shore center to North America to support Spanish-speaking countries and it will continue to grow. We have probably more than 300 employees in Mexico at this point.

Analyst

Mr. Bala had mentioned about the margins that they have gone up by 1.1%. If I am not wrong, this is contrary to what was said last quarter that the margins would go down because also because of these new people and the rupee changes. I came to know that Infosys has announced hikes of about 8%-15%. I wanted to know how that would affect the margins and was this announcement for the coming quarter or it was announced for the last quarter?

V.Balakrishnan

The wages have been increased effective October 1. That cost is already in the numbers. If growth comes, all this cost can be absorbed. We have seen 6.7% growth in revenues. When you have such a high degree of growth, all these costs can be absorbed. That is why the margin came at a higher level than what we expected. If you remember even the guidance for revenues was very low when we gave guidance but when we went through the quarter, growth came across from all customers. The top ten customers grew by 12.2%, double the company average. So when the growth comes in we can absorb all these costs. That is what happened.

Analyst

Is your training budget likely to increase in the next quarter considering that you are recruiting 24,000 people as against 18,000-20,000 people that you had earlier planned?

Mohandas Pai

Yes.

Analyst

Whare are the percentage terms by which it will rise?

Mohandas Pai

It is all factored into the margins because what we are seeing now is the impact of the extra hiring. But remember that the impact will be less in the fourth quarter and more in the first quarter of next year with employees joining over a period. They are not going to join in the first month. Employees will join over the period and the backlog of offers that we had in the beginning of quarter has already been factored into the budget at the beginning of the year itself. So only for the extra hiring you will see an increase in training budgets but next quarter we are going to see a higher impact of that.

Analyst

Can you give us the breakup of your recruitments during this year since April, how many of them are lateral and then how many of them are trainees?

Mohandas Pai

Okay. This year we have hired about 18,300 people so far for the nine months. This quarter 8,700 gross net addition of 4,429 and we are going to hire another 6,000 people. So it will be about 24,400 odd people for the whole year. Last year we hired a gross of about 28,231. We had 1,420 laterals in this quarter and next quarter we will be hiring may be 1,500 to 2,000 laterals.

Analyst

You had the $ 3.1 bn cash in hand. Just wanted to know the plan

V. Balakrishnan

Right now we have put all the money in deposits and liquid mutual funds. We are looking at acquisitions. If some interesting opportunity comes on the way we can definitely use it. That is why we are keeping it. So right now there is no plan to invest, but we are waiting for the opportunity to come in. If it comes we will definitely deploy.

Niloufer

Niloufer here from Forbes India. This is directed to Kris. You were talking about the Middle East as an opportunity and I understand that Finacle is something where you are already there with your presence, but I wanted to understand what is the market opportunity you see and which part in the Middle East are you specifically looking at?

Kris Gopalakrishnan

Our offices are in Saudi Arabia and Dubai. We are looking at banks as clients, we are looking at energy companies as clients, we are looking at transportation and logistics. So there are multiple sectors we are looking at. From these two offices we can serve the entire Middle East which includes Egypt and the whole area actually. It is a pretty large geographical area. From a market perspective thereis potential, but it will take some time to really get traction in that market.

Analyst

In the BPO business, are you seeing integrated deals and business and also can you update us on the new management?

Kris Gopalakrishnan

We will have the old and the new management talk to us.

Amitabh Choudhary

I am the old management. BPO business has done reasonably well this quarter. We have grown 4.8% quarter-on-quarter. If you recall in financial year 2009 we were in the $78 - $80 mn revenue zone through the year every quarter. This year we have started growing. Last two quarters we have been growing at 4% - 5% range. We have visibility that yes, that trend will continue. We are just hoping that the market will come back and we can go back to the 7% - 8% zone. Our pipeline is strong, our clients are continuing to ramp up with us though there continue to be some clients which are continuing to trend down in terms of overall volumes. Whatever has happened in terms of the economic recovery has not mean positive for everyone as yet. This is the first quarter after long time where we have had a positive net adds and we expect to have similar trend next quarter. Our attrition is down. The traction we are getting in the marketplace on the solutions and the platform remains very strong. We have now expanded to Brazil also. So overall things are going well. We hope that as the situation improves in the economy, things will only get better as we move forward.

Swaminathan D.

Yes, I am the new management. This is Swamy here. Basically as Amitabh said, we are seeing growth coming back we believe the next quarter we will continue to grow. We expect that during the current fiscal, we should land up with about 10% growth over the previous fiscal. Moving forward, we continue to be focused on driving value services to our clients while we continue to strengthen our global service delivery model. As we speak, we have today more centers outside of India than within India. So in a sense we are widely spread out. The recent acquisition that we did on the BPO side taking over insurance firm in US has obviously brought in the domain expertise of over 250 folks. We do think that with those services, we should be in a position not only to enhance our capabilities in the US but actually take those services globally. We continue to stay focused on higher value added services, consolidate our existing service offerings. Recently our Finance & Accounting service has been rated as one of the premium services globally. We do expect that to get us some traction moving forward.

Analyst

One final thing on BPO. How much of the win is joint win with services because that is one thing which many companies when BPO was launched by large IT services company that said that go-to market and cross-selling and all those. What is the reality like and how much is the standalone business purely?

Swaminathan D.

I would say at least in the last two quarters, we have seen about 50% of the wins that we have had is really on the IT- BPO put together.

Balaji

Will like to get back to Profit and loss account, would just like to know that the decline though it was 3.6% for Infosys and consolidated, standalone Infosys net profit declined by double. What is the explanation for this? It is Rs. 127 crores as against Rs. 59 crores. Is that mean the subsidiaries have all started recovering posting profits?

V.Balakrishnan

The right number to look for is the consolidated numbers. Because when you look at stand alone, there the subsidiary cross-billings which could impact margins. When you consolidate all that get netted off. So consolidated number is the right number to look at. The standalone numbers will be impacted if you do more inter-company transactions because the charges comes as an expense which will impact the margin.

Balaji

That are there for the subsidiaries are one and then…?

V.Balakrishnan

Because each company cross bills others when they work for the other company and that could impact the margins also on a standalone financials. That is why we publish consolidated numbers and everything gets netted off and that shows the true profit for the whole group.

Balaji

As far as Infosys service revenues are concerned on standalone basis, the billing rates have not come down?

V.Balakrishnan

No, it is not because of that

Sumit

This is Sumit from Reuters. The decline in revenue contribution from Europe on a sequential basis, is it mainly because of the slowdown we are seeing in the telecom sector or would you say that telecom and manufacturing are showing signs of bottoming out now?

B.G. Srinivas

In real terms, there is no revenue decline sequentially, quarter-on-quarter. But in terms of the fact that the recovery has been faster in the US, on percentage term you see Europe revenues coming down. In real terms, this is the first quarter where you are seeing sequential increase, it is a marginal 0.9% increase and we have always seen that the Europe recovery lags that of the US. In the next two quarters, there will be a change with a positive impacts in Europe that is likely to come. We will also see the fact that in Europe it will also be led by financial services and other sectors will pickup. This will happen in spite of the overall revenue decline in one of our large clients in telecom sector. Manufacturing is bottoming out, that is definitely happening. The revenue shrinkage has stopped. If you look sequentially, the percentage revenue has remained steady, flat but in real terms there has been a marginal growth. The worst is over in terms of the challenges we saw last year and this year definitely in revenue terms we will see growth.

Subhash Dhar

On telecom, we saw a pause in the last four or six quarters mostly related related to credit and access to that which relates to the network investments the telcos make. I think that has eased and therefore there is more network investments we can see going forwad. We are seeing some of it already happening. The other thing which is driving the network investments which is likely to drive the network investments even more is the proliferation of devices and applications, which are almost choking the network that already exists in countries which have 3G and so on There are several tail winds for telecom investments going forward. However we have to temper that with the fact that the big investments come from very few operators in the world. We have to see their individual strategies as well which could have a significant impact on the quarter by quarter spends that they that they do. On a year to year basis, I am a lot more confident than a quarter on quarter basis. I think the strong trend is 3G and that has not consummated itself at all. I think 4G if you leave out Japan, there is really no 4G happening in most of the developed markets. I think 3G is the big thing and the largest economy, the US has started driving lot of that demand which has been a departure from the previous years where most of the wireless demand was comig from outside of US. Right now 3G will be the story.

Balaji

I do not know the reason why officially they say some strategic meeting something or other so this quarter. It is unfortunate that Infosys for wrong reasons more on TV rather than in the print media makes news. You had in this quarter three cases, one was a molestation charge against French woman and the other one was recently in Bangalore and the third one was a hoax call in Delhi and the third is this one. This causes concern what actually is happening? What are the measures or preventive measures we are taking, these are all maybe exceptional or odd; however, if it gets media attention then we are taxed ..

Mohandas Pai

Balaji, we are 109,000 people and I think as you grow bigger and bigger, you no longer a sample but a part of the universe even though you are a much better part of the same universe. We have this person who joined us 15 days before and he and his wife it appears abused the child and beat up the child. It is very, very sad. None of us accept his behaviour and immediately upon knowing this we inquired and we suspended the employee. The employee is still in jail and we will have an investigation because we have to go through the process and we will take very strict action. As far as the person who gave us the hoax call, I think we have taken very strict action against the person because it is an unacceptable behavior to do such things. We are very strict about such things. We have a code of conduct which we adhere to very strongly and anybody who does not adhere to the code of conduct, we take action against them.

Balaji

Regarding the French woman-case molestation that happened in Mysore?

Mohandas Pai

Yes, I think a police case has been registered against because this person is supposed to have made some inappropriate gestures towards the French person. We are investigating, we have suspended the person and we will take action.

Balaji

You and your company have offered to build houses. What happened actually in this quarter because founders have committed Rs 10 crore and 20 crore by the company to build houses

Mohandas Pai

Yes, 3000 houses Balaji. We have identified NGOs to build those houses. We have gone and inspected those places where houses have to be built. We found a very interesting fact that a fair number of houses have collapsed because of rain and not because of water. The government wanted us to shift these people to a place slightly away from where they are staying and build the house there. We said no because the people they said they want to rebuild the house in the same location and we have gone back to the government to give us permission to do that because we have to work with the government. The government has said that they will look into it and they may give us the permission. We are ready to start building and this quarter we hope to start. We are going to keep our commitment. In this quarter I think we are going to see some house starts beginning to happen. But remember it is a long process, the beneficiary has to be identified, we have to go and inspect, we have to make sure they are genuine, the government has to accept that they are genuine based upon our view because they have a list of their own and we have to see whether it has to be done in SITU or in a new location and we got to coordinate with the government to get them water and power if it is a new location, we have to show them the design and then start. This quarter hopefully it will start off. We are primarily bringing it up in Gulbarga and Bagalcot.

Analyst

You mentioned that you are looking at opportunities to invest further in China, west Asian market, Japan, Australia and Europe. Can you give little more details on what kind of investments will you be making in these markets

Kris Gopalakrishnan

In west Asia, Japan, Australia etc., it is in sales, marketing, consulting, system integration. We will be recruiting employees to provide the front-end client-facing services. In China it will be both because China is a market as well as a delivery center. We will investing substantially in recruiting local people in China and building up our capacity in China. We believe that China has all the characteristics to be a comparable location to India over a long period of time and our experience in China has been very positive and we want to continue to invest in China in building up a delivery capacity in China.

Thank you all very much. I hope you have a wonderful time at Mysore. If you need any help in going round the campus, please let us know our people would definitely help you in seeing the campus. Thank you very much and enjoy the campus.